Mail Stop 3561

May 22, 2009

Jinsong Li
Chief Executive Officer
China Organic Agriculture, Inc.
Dalian City, Zhongshan District, Youhao Road
Manhattan Building #1, Suite 1511
Dalian City, Liaoning Province, People's Republic of China

> **Re:** **China Organic Agriculture, Inc.**
> **Amendment No. 5 to Form 10**
> **Filed April 29, 2009**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Filed April 29, 2009**
> **Form 10-Q/A for the Quarterly Period Ended 9/30/08**
> **Filed April 29, 2009**
> **Form 8-K**
> **Filed January 15, 2009**
> **File No. 0-52430**

Dear Mr. Li:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 5 to Form 10

1. Please update the financial statements to comply with Rule 8-08 of Regulation S-X. Please also update management's discussion and analysis of financial condition and results of operations and other information throughout the

registration statement accordingly. In doing so, please address the following matters in respect of disclosures in Form 10-K filed April 15, 2009.

o   The adequacy of your disclosure of the transactions resulting in the gain on debt conversion reflected in the statements of income.

o   The accuracy of the amount of the minority interest in income of consolidated subsidiaries reported in the statements of cash flows.

o   Whether the decrease in cash from sale presented in cash flows from financing activities in the statements of cash flows should be presented in cash flows from investing activities.

o   Whether you have adequately disclosed the transactions included in proceeds of sale in cash flows from financing activities in light of the information disclosed in the supplemental disclosures.

o   The clarity of your disclosure of related party transactions and cash proceeds from loans and advances disclosed in the statements of cash flows.

o   Whether you should present statements of stockholders' equity for each year presented.

o   The adequacy of your disclosure of the terms of the sales agency agreement between FEW and Red Wine Saga Company and your income recognition policy.

o   The basis in GAAP for the presentation of segment data in light of the disposition of ErMaPao and the guidance in paragraphs 34 – 35 of SFAS 131.

o   Whether your disclosures related to the acquisition of FTZ complies with paragraphs 51.b., 51.c., 52.c. and 54 – 55 of SFAS 141.

o   Whether your disclosure of discontinued operations, particularly in regard to revenues and pretax profit, complies with paragraph 47 of SFAS 144.

o   Whether you should present separate discussions of results of operations of continuing operations and discontinued operations to reflect the information presented in the financial statements.

o   The clarity of your disclosure throughout the filing regarding financial data related to continuing operations and discontinued operations.

In addition, please amend your Form 10-K for fiscal year ended December 31, 2008 and filed April 15, 2009 to address the above matters as appropriate.

2. Please include statements of income and cash flows of Dalian Huiming Industry Ltd. for the comparable period of the preceding fiscal year or tell us why you are not required to do so. Refer to Rules 8-03 and 8-04(b) of Regulation S-X.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 20

3. We note that you have determined that both your Disclosure Controls and your Internal Controls over financial reporting continue to be ineffective as of December 31, 2008. We also note that you attempted to remediate the deficiencies that caused your controls to be ineffective by hiring a consultant who is no longer engaged by the company. Please revise your disclosure to clearly state whether you are planning to take additional steps to ensure that your disclosure controls and internal controls are effective. Currently your disclosure is unclear as to whether you have already taken all steps you believe are necessary or are planning on taking additional steps.

4. We note that the consultant you retained provided you with some procedures "intended to heighten management's awareness of the need to comply with US Securities laws" but you state that there is no assurance that the procedures the consultant designed will be adhered to. Please revise your disclosure to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting and, if so, describe these changes. Alternatively, please revise to remove your statement "except for the items noted herein," where you state that there have been no changes to internal controls.

Amendment No 4. to Form 10-K for the Fiscal Year Ended December 31, 2007

5. We note that you filed this amendment after the date you filed Form 10-K for the fiscal year ended December 31, 2008 in which you reported the operations of ErMaPao as discontinued operations. As such, please revise to reclassify and report the operations of ErMaPao as discontinued operations in the statements of operations as required by paragraph 43 of SFAS 144. In addition, please clarify that the results of operations data in management's discussion and analysis of financial condition and results of operations and elsewhere in the document relate to the discontinued operations of ErMaPao.

Amendment No. 2 to Form 10-Q for the Quarterly Period Ended 9/30/08

Condensed Consolidated Financial Statements, page 3

6. It appears that you restated the financial statements to give effect to the sale of ErMaPao and to report the operations ErMaPao as discontinued operations. Please provide the disclosures required by paragraph 26 of SFAS 154. Please also label applicable financial statements as restated. In addition, please tell us how you computed the gain on the sale of ErMaPao and the nature and amounts of any other adjustments to net income as a result of the restatement. Finally, please file a current report on Form 8-K to report non-reliance on the previously issued financial statements or tell us in detail why you believe you are not required to do so. Refer to Item 4.02 of Form 8-K.

7. Please address the following matters and revise your disclosure as appropriate:

   o Whether the decrease in cash from sale presented in cash flows from financing activities in the statements of cash flows should be presented in cash flows from investing activities.

   o Whether you should provide segment data in the notes to financial statements in accordance with paragraph 33 of SFAS 131 giving consideration to paragraphs 34 - 35 of SFAS 131.

   o Whether your disclosure of discontinued operations, particularly in regard to revenues and pretax profit, complies with paragraph 47 of SFAS 144.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

8. Please revise to present a separate discussion and analysis of the results of operations of continuing operations and the results of operations of discontinued operations to reflect the information presented in the financial statements.

9. Please revise your presentation of segment data to comply with the guidance in paragraphs 34 – 35 of SFAS 131 or tell us your presentation complies with the referenced guidance.

10. Please revise your discussion and analysis of liquidity and capital resources so that the data is consistent with the financial statements.

Item 4T. Controls and Procedures, page 30

11. Please tell us whether your chief executive and chief financial officers reassessed their conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period in light of the restatement of your financial statements and the basis for their conclusion that your controls and procedures are effective at the end of the period covered by the report.

Form 8-K filed January 15, 2009

Exhibit 99.2

12. Please include statements of income and cash flows for the comparable period of the preceding fiscal year or tell us why you are not required to do so. Refer to Item 9.01 of Form 8-K and Rules 8-03 and 8-04(b) of Regulation S-X.

Exhibit 99.3

Unaudited Pro Forma Condensed Consolidated Financial Information

13. You have not responded to comment nine from our letter dated February 6, 2009. Therefore, we re-issue the comment. Please address the following matters regarding your presentation and disclosure of the pro forma financial information, and revise as appropriate:

o   Tell us why the financial information for CNOA does not agree to the financial statements included in Form 10-Q/A filed January 16, 2009.

o   Tell us why you present separate columns for Dalian Huiming and Princeton HK when you acquired 100% of the outstanding capital stock of Princeton HK, which held the 60% interest in Dalian Huiming. It appears that pro forma information related to Princeton HK should reflect the assets and liabilities of Dalian Huiming at their historical carrying amounts as well as the minority interest. Refer to the guidance in Appendix D of SFAS 141.

o   Tell us how Princeton HK accounted for the receipt of the 60% interest in Dalian Huiming assigned/contributed by the shareholders of Dalian Huiming.

Also tell us the nature of the gain on relief of debt reflected in the historical financial information of Princeton HK. In each case, cite relevant GAAP literature to support the accounting treatment.

o   We note that you did not allocate a portion of the purchase price to acquired intangible assets. Please tell us the facts and circumstances that support a determination that intangible assets should not be recognized apart from goodwill. Refer to paragraph 39 and Appendix A of SFAS 141.

o   Tell us how you determined the fair value of acquired inventories and notes payable. Refer to paragraph 37 of SFAS 141.

o   Tell us why the operating results of ErMaPao are not reflected as discounted operations for each period presented as required by paragraph 43 of SFAS 144. Please note that when discontinued operations are reflected in historical financial statements, pro forma presentations should present only the portion of income statements through income from continuing operations.

o   Tell us why you included a pro forma balance sheet for a date other than the date of the most recent balance. Refer to Rule 8-05 of Regulation S-X.

o   Tell us your basis for excluding historical and pro forma basic and diluted per share data based on continuing operations from the pro forma statements of income.

o   Tell us whether you considered the preparation and disclosure requirements in Article 11 of Regulation S-X.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Matthew P. Nealon, Esq.